Filed by Security Capital U.S. Realty
                         Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Security Capital U.S. Realty
                                                   Commission File No. 1-15111


NEWS RELEASE

             SECURITY CAPITAL AND SC-U.S. REALTY ANNOUNCE PER SHARE
                     CASH AMOUNT UNDER TRANSACTION AGREEMENT

(January 5, 2001) - Security Capital Group Incorporated (NYSE: SCZ) and SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) announced today that the Per Share Cash Amount applicable to SC-U.S. Realty shareholders who vote against the transaction agreement and validly elect to receive cash according to the agreement between Security Capital and SC-U.S. Realty is $22.37 for each SC-U.S. Realty share.

On September 26, 2000, Security Capital and SC-U.S. Realty entered into an agreement to combine their two businesses. The agreement provides that upon completion of the transaction, SC-U.S. Realty shareholders will receive 1.15 shares of Security Capital Class B common stock for each SC-U.S. Realty share. The agreement further provides that SC-U.S. Realty shareholders who vote against the agreement may elect to receive cash, provided that if the total amount of cash required for distribution to SC-U.S. Realty shareholders exceeds $200 million in the aggregate, Security Capital is not required to complete the transaction.

Under the agreement, the Per Share Cash Amount is equal to 1.15 times the average of the high and low per share sales prices of Security Capital Class B common stock during the regular trading sessions on the New York Stock Exchange for the 15-day trading period beginning on December 14, 2000 and ending on January 5, 2001.

Security Capital Group Incorporated is a leading global real estate operating and investment management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

SC-U.S. Realty is a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments include ownership positions and commitments to six U.S. real estate investment trusts (REITs).


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ALL CURRENCY IS SHOWN IN U.S. DOLLARS.

SECURITY CAPITAL GROUP FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 13, 2000, AND AMENDED ON DECEMBER 14, 2000, RELATING TO THE REGISTRATION OF THE ISSUANCE OF SHARES OF SECURITY CAPITAL STOCK IN THE PROPOSED TRANSACTION WITH SC-U.S. REALTY AND PROPOSALS TO BE SUBMITTED TO SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY IN CONNECTION WITH THE TRANSACTION. SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY SECURITY CAPITAL GROUP AND SC-U.S. REALTY WITH THE SEC (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR AT FORTIS BANK (NEDERLAND) N.V., ROKIN 55 AT AMSTERDAM, TELEPHONE #31 02 527 24 67. SHAREHOLDERS OF SECURITY CAPITAL GROUP MAY ALSO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SECURITY CAPITAL GROUP INCORPORATED, ATTENTION: WILLIAM
R. FOWLER, TELEPHONE: 800 988 4304. SHAREHOLDERS OF SC-U.S. REALTY MAY ALSO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SC- U.S. REALTY, ATTENTION: LAURA HAMILTON, TELEPHONE: +352 46 37 56 2008 (U.S. CALLERS DIAL 011 352 46 37 56
2008).